                                                                                                            June 17, 2016

Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Staff comments to various financial statements filed on behalf of the Wells Fargo Funds as follows:

     Wells Fargo Funds Trust filed                             January 31, 2015         July 31, 2015

                                                            February 28, 2015       August 30, 2015

                                                            March 31, 2015           September 30, 2015

                                                            April 30, 2015                         October 31, 2015

                                                            May 31, 2015              December 31, 2015

                                                            June 30, 2015

     Wells Fargo Income Opportunities Fund                   April 30, 2015

     Wells Fargo Global Dividend Opportunity Fund      October 31, 2015

     Wells Fargo Multi-Sector Income Fund                  October 31, 2015

Dear Mr. Long:

In response to your comments to the various filings of the Wells Fargo Funds listed above which you relayed to us in our telephone conversation on March 17, 2016, please note the following responses:

1.         Comment:       With respect to the Wells Fargo Asset Allocation Fund, you noted that the fund invests more than 25% of its net assets in GMO International Equity Fund.  You requested that in future reports, if the fund continues to invest more than 25% of its net assets in unaffiliated funds, we provide a link to the underlying fund or provide information in a footnote as to how a shareholder would be able to obtain more information on the underlying fund.

Response:        We respectfully decline to make this change. The Wells Fargo Asset Allocation Fund invests in Asset Allocation Trust which in turn invests in the underlying unaffiliated funds.  We did not find any guidance under Regulation S-X that indicated the need to separately provide information on underlying unaffiliated funds that represent more than 25% of its net assets.  We also do not believe Accounting Standards Codification (“ASC”) 946-210-45-7 applies in this instance.  If an investment in an underlying fund becomes more than 25% of net assets, we do not consider it significant enough for the Asset Allocation Trust to present the underlying unaffiliated investment in a manner similar to a master-feeder fund.

In addition, providing a link to an unaffiliated fund may not be reasonably practicable, as certain unaffiliated funds (including GMO International Equity Fund) are intended for institutional investors only and as such, information regarding such funds may not be publicly available on such funds’ websites.

2.         Comment:         With respect to the Wells Fargo Global Dividend Opportunity Fund, Wells Fargo Multi-Sector Income Fund, Wells Fargo Ultra Short Term Income Fund and Wells Fargo Adjustable Rate Fund, you noted that the Statement of Changes in Net Assets for each fund indicated that each fund had a tax basis return of capital for the period covered by the relevant financial statements.  You requested that we confirm the funds had complied with Section 19a of the Investment Company Act of 1940 (the “1940 Act”) and Rule 19a-1 thereunder.

Response:        We confirm that the funds have complied with Section 19a of the 1940 Act and Rule 19a-1 thereunder.

3.         Comment:       With respect to the Wells Fargo WealthBuilder Portfolios, you noted the financial highlights currently have a footnote which indicates that the expenses of the master portfolios in which the funds invest are included in the expense ratios of the funds.  You requested that we (1) confirm whether the expense ratios in the funds’ financial highlights include or exclude the master portfolio expenses, (2) if the expenses exclude the master portfolio expenses, that going forward we include a footnote stating that the expenses of the master portfolios are not included directly in the funds’ expenses and state what expenses would be if master portfolio expenses were included and (3) that going forward in prospectuses we include the expenses of the master portfolios directly in the Funds’ expenses table and not include such expenses in the acquired fund fees and expenses line item.

            Response:        The Wells Fargo WealthBuilder Portfolios are structured as fund-of-funds and follow appropriate guidance under FASB relating to the presentation and calculation of expenses and expense ratios.  The statement of operations has been prepared in accordance to FASB ASC 946-225-45-16 which indicates that fund-of-funds should reflect only the expenses incurred at the reporting fund level.  In addition, FASB ASC 946-205-50-30 guidance indicates that the net investment income and expense ratios of the reporting fund in a fund-of-fund structure should be computed based on the amounts reported on the statement of operations. As such, with respect to the expense ratio comment relating to the funds’ financial highlights, the expenses of the master portfolios are not included in the expense ratio and the footnote should not have indicated so.  We will remove this footnote from future reports and instead add a footnote stating that master portfolio expenses are not included in the financial highlight expenses shown for the fund providing in the footnote what the funds’ expenses would have been if master portfolio expenses were included.

With respect to the expense ratio comment relating to the funds’ prospectuses, per Instruction 3(f)(i) to Item 3 of Form N-1A, and consistent with the reporting requirements for fund-of-funds, the expenses of the affiliated master portfolios are included in the funds’ reporting of acquired fund fees and expenses.

4.         Comment:       With respect to the prospectus of the Wells Fargo Growth Balanced Fund and the Wells Fargo Moderate Balanced Fund, you noted that the expenses of the master portfolios in which the funds invest should be included directly in the funds’ expense tables in prospectuses and not be included in the acquired fund fees and expenses line item.

Response:        Per Instruction 3(f)(i) to Item 3 of Form N-1A, and consistent with the reporting requirements for funds investing in more than one fund, the expenses of the affiliated master portfolios are included in the fund’s reporting of acquired fund fees and expenses in the fund’s fee table in the prospectus.  However, going forward we will include a footnote to the prospectus expense table clarifying that the expense ratios include the expenses of the affiliated master portfolios (per Instruction 1(d)(i) to Item 3 of Form N-1A) under acquired fund fees and expenses.   In an effort to provide enhanced transparency and correlation to the expense ratios in the financial highlights, a footnote will also be added in future shareholder reports indicating the feeder fund expense ratios include the expenses of the affiliated master portfolios (in accordance with FASB ASC 946-205-50-28) along with the amount of the affiliated master portfolios expense ratio.  These ratios will then be aligned with the acquired fund fees and expenses in the prospectus fee table.

5.         Comment:       With respect to the Wells Fargo WealthBuilder Portfolios, you commented that the financial statement disclosure with regard to Regulation SX 12-14 did not include the investments in the master portfolio along with the other affiliated holdings.  You noted that unless the financial statements of the master portfolios are included along with the financial statements of the funds’ financial statements, the holdings of the master portfolio should be included in the investments in affiliates table.

            Response:  In connection with Regulation SX 12-14, report disclosures relating to investments in affiliates in the notes to financial statements, we will include information on the master portfolio in future reports.

6.         Comment:       With respect to the Form NQ filings for the Wells Fargo WealthBuilder Portfolios, you requested that we separately list the holdings of the affiliated master portfolios in which the funds invest or alternatively provide a link or footnote indicating how a shareholder would be able to obtain more information on the underlying investments of the affiliated master portfolio.

            Response:        We respectfully decline to make this change. Consistent with the funds’ investment policy as funds of funds, investing in both affiliated and unaffiliated funds, the Wells Fargo WealthBuilder portfolios report each holding in an underlying fund in Form NQ filings.  Reporting of the underlying holdings of each mutual fund included in the funds’ portfolio, affiliated or unaffiliated, is not required.

7.         Comment:       With respect to the Form NQ filings for feeder funds within the fund complex generally, you requested we separately list the holdings of the affiliated master portfolios in which the feeder funds invest.

            Response:        For feeder funds investing in an affiliated master portfolio, we will include a full listing of the respective master portfolio in future Form NQ filings.

8.         Comment:       With respect to the notes to financial statements, you inquired as to whether the waivers are subject to recoupment.

            Response:        Waivers of expenses on the funds are not subject to recoupment.

9.         Comment:       With respect to the notes to financial statements, you inquired as to whether any of the Funds had executed any trades pursuant to Rule 17a-7 of the 1940 Act and indicated that such affiliated transactions that would require additional disclosure in the notes to financial statements in accordance with ASC 850-10-50. In addition, you requested that we indicate why the funds have not included such disclosure previously.

            Response:        The Wells Fargo Funds have adopted procedures in connection with Rule 17a-7 of the 1940 Act and, as permitted by these procedures, do engage in affiliated transactions pursuant to Rule 17a-7.   In accordance with ASC 850-10-50, the notes to financial statements disclosures include information relating to any affiliated management, subadvisory or distributor transactions along with fee arrangements.  In addition, disclosures relating to sales charges with the affiliated principal underwriter and any other transactions with affiliates are disclosed in the notes to financial statements.

10.       Comment:       You inquired if the Wells Fargo Funds are relying on any exemptive orders in connection with interfund lending.  If so, disclosure requirements relating to S-X 6.04 (13)b and S-X 5.02 (19)b should be followed.

            Response:        The Wells Fargo Funds have received an order from the Securities and Exchange Commission permitting the funds to engage in interfund lending, however, the funds are not currently relying on the exemptive order and, therefore, do not engage in interfund lending at this time.

11.       Comment:       With respect to the Form N-SAR filings for the Wells Fargo Funds generally, you indicated that when filing for series whose identifiers are greater than 99, we should include an appendix to the filing indicating where the information for those funds not included in the N-SAR filing is available.

            Response:        In filing Form N-SAR for funds whose identifiers are greater than 99, it has been confirmed that Wells Fargo has been including an exhibit to question #7 by answering “Yes” to item #77 Q (1) and including a list of the funds and their identifiers along with a statement indicating additional information for these funds are available in the most recent shareholder report.

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We make the following representations to you:

            -the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please feel free to call me at (617) 210-3682 if you have any questions or comments with respect to this matter.

Sincerely,

/s/ Maureen Towle

Maureen Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC